September 26, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Fit For Business International, Inc. ("FFB")
      Registration Statement on Form SB-2
      File No. 333-122176

Dear Mr. Ingram:

We have reviewed your September 21, 2005 letter and have the following responses:

Prospectus Cover Page
---------------------

1. We reissue our prior comment 1 because the dealer prospectus delivery obligation continues to appear on the cover page. Please relocate this disclosure to either the inside front or outside back cover page of the prospectus as required by Item 502 of Regulation S-B.

ANSWER: In Amendment No. 5 to Form SB-2, the dealer prospectus delivery obligation has been moved to the outside back cover page (immediately prior to Part II).

Risk Factors, page 8
--------------------

2. Please revise risk factor 13 to disclose the percent ownership by Mr. Poulsen including preferred shares.

ANSWER: In Amendment No. 5 to Form SB-2, we have updated the disclosure as requested.

Management's Discussion and Analysis, page 19
---------------------------------------------

3. We note the disclosure on page 24 that as of August 19, 2005 you had cash resources of $1,250. In light of this limited cash, please explain the statement on page 25, that amounts borrowed from Fort Street Equity will be used to pay the balance of your estimated offering expenses. Please disclose the balance of your estimated offering expenses that have been paid to date and discuss how you plan to pay these expenses.

ANSWER: In Amendment No. 5 to Form SB-2, we have disclosed the estimated balance of FFB's offering expenses and further disclosed how FFB would fund the same.

4. We note the financial statements for the year ended June 30, 2005 indicate checks in excess of bank balances of $1,608. Please disclose in this section and discuss the impact this will have on your liquidity. Indicate whether in the interim there have been additional checks in excess of the bank balance.

ANSWER: In Amendment No. 5 to Form SB-2, additional language has been added to indicate that there was no impact on FFB's liquidity, and that no further instances have occurred subsequent to June 30, 2005 where checks were in excess of the bank balance.

Plan of Operation
-----------------

5. Your revisions in response to your prior comments are too general. We therefore reissue our prior comment and ask for more detailed disclosure regarding your ability to continue as a viable business should you not be able to raise more than a nominal amount of funds from this offering. For example, we note that if you raise $350,000 most of the funding will be allocated to salaries and rent expenses. Please disclose how you intend to pursue your plan of operations and how your business plan will change if you raise this amount of proceeds. We may have further comment. Provide detailed disclosure regarding the activities to be undertaken based upon the amount raised in this offering.

ANSWER: In Amendment No. 5 to Form SB-2, we have updated the disclosure as requested.

Selling Stockholders, page 60
-----------------------------

6. We note the shares sold by Fort Street Equity to Ralston Superannuation fund, Mr. Gilling and Ms. Mulherin. Please disclose the exemption relied upon in the resale and the analysis under Rule 144 regarding these transactions. We may have further comment.

ANSWER: Fort Street Equity sold its options, not shares. Fort Street Equity's sale of its options was undertaken based on an exemption from registration contained in Section 4(1). We have also added an analysis under Rule 144.

Certain Relationships and Related Transactions, page 65
-------------------------------------------------------

7. We partially reissue our prior comment 16. Please disclose Mr. Poulsen's reliance on the exemption of registration contained in what is deemed as Section 4(1). Also provide an analysis under Rule 144.

ANSWER: In Amendment No. 5 to Form SB-2, we have disclosed Mr. Poulsen's reliance on the exemption from registration contained in section 4(1). This was previously included in Amendment No. 4. We have also provided a Rule 144 analysis.

Note 1- Basis of Presentation and Organization
----------------------------------------------
Revenue Recognition, page F-8
-----------------------------

8. With respect to our previous comment 18, we note your response stating you believe there is a high degree of collectibility of the remaining license fee due to the L.R. Global principals'` "personal asset holding and revenues from residual activities". You also state "L.R. Global entered into the License Agreement with the understanding that the Company would implement its plan of operations (including the completion of its capital formation activities) in early February 2005." Based on these citations and your response to us on the whole, it seems that you do not expect payment from LR Global and you are relying instead upon payment from the grantors. Revise Management's Discussion and Analysis and the notes to the financial statements to disclose the reasons thy you expect LR Global to pay the fee. Explain why the inability to collect the remaining amount of the license fee was due to the extended period of time required to complete your capital formation activities. Disclose whether and the extent to which LR Global is a revenue-generating entity.

ANSWER: Based on our examination and documentation of L.R. Global, FFB believes that L.R. Global, as an entity, has sufficient operations (revenue generating capability) and financial resources to meet the remaining payment obligation of $375,250. As such, FFB is not looking to the guarantors as the primary source of payment, but only from the point of additional security to it for collection purposes. Management's Discussion and Analysis and Note 8 to the financial statements have been revised to more fully emphasize these points.

The inability of the Company to collect the remaining amount of the license fee was due to the extended period of time required to complete the capital formation activities because the levels of "expected and anticipated" market penetration and sustained effort have not been reached. While this is an on-going activity of the Company L.R. Global anticipated that there would be more resources expended to date as a result of the completion of the capital formation activity. Further, while the Company has fulfilled each and every written obligation of its License Agreement, this verbal understanding between the parties has not been achieved. As a result, the Company has presented its financial statements as of June 30, 2005, with the license revenue removed (see comment 9).

9. With respect to recognizing the license fee as revenue, it appears that you do not yet have a sufficiently complete product or service available for use under license. We note that you are currently developing wellness programs for the marketplace and supporting infrastructure (web based management information systems, processes, systems, intellectual property, and FFBI training event), and that you are relying upon the offering to provide the necessary funding to complete the development of these specific items as well as your overall business plan. Accordingly, the license conveyed to LR Global may not have and utility separate and independent of your continued performance in developing the underlying programs and supporting systems. It appears that they have not paid the balance of the license fee for that reason. We believe that revenues are considered to have been earned when the seller has substantially accomplished what it must do to be entitled represented by the revenue. Your as yet undeveloped plans indicate that you should not recognized any license revenue until you have a product or service that can be utilized fully by the licensee. Please revise the financial statements to defer all license revenue until you have a fully developed product or service that can be utilized by LR Global or other licensee.

ANSWER: The Company has fulfilled each written obligation and covenant of its License Agreement with L.R. Global. We certainly represent that we have provided all products, software, training, support and other elements to L.R. Global in connection with the License Agreement. The completion of the capital formation activity will allow us to provide additional resources to further penetrate our markets, and sustain the overall marketing effort. It is this level of sustained effort that L.R. Global seeks in order to satisfy the verbal obligation pertaining to the payment to us of the remaining license fees. We also believe we have "substantially" accomplished all required of us under the License Agreement, except for the capital formation activity. For this reason, the Company has presented its financial statements as of June 30, 2005, with the license revenue removed from the statement of operations, and presented as deferred revenue in the balance sheet.

Very truly yours,

ANSLOW & JACLIN, LLP


BY: /s/ ANSLOW & JACLIN, LLP
        ANSLOW & JACLIN, LLP

RIA/